UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 1, 2021

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧     Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Arkady Volozh, the founder and chief executive officer of Yandex N.V. (the “Company”), together with a trust for the benefit of Mr. Volozh and his family, intends to sell up to 29,180 Class A shares of the Company (“Class A shares”) under Rule 144 of the U.S. Securities Act of 1933, as amended, and in accordance with the Company’s insider trading policy. This proposed sale is part of Mr. Volozh’s long-term strategy for asset diversification and liquidity. Any sales will be disclosed publicly through one or more Form 144 filings with the U.S. Securities and Exchange Commission.

Mr. Volozh directly holds 29,180 Class A shares, which were issued upon the settlement of equity awards. In addition, LASTAR Trust, a trust established by Mr. Volozh in January 2020 for the benefit of himself and his family, holds approximately 30.8 million Class B shares; Mr. Volozh controls the voting and disposition of such Class B shares. The total holdings of Mr. Volozh and the family trust together represent approximately 8.7% of the Company’s outstanding share capital and approximately 45.5% of the voting power of the Company’s outstanding share capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: March 1, 2021	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer